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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos


02002982

Date: Thu 07 Feb 2002 01:40:46 AM EST

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report week ended
: 7/02/02

Number of pages (incl. cover sheet): 2

dw 2/7

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 7th February 2002

Wildcat Exploration Wells

Poole GU 2

Type	Gas Wildcat Exploration	
Location	Texas, USA Lafite / Allen Dome, Brazoria County.	
Status at 1200hrs 06/02/02 (Houston Time)	Undertaking sidetracking operations. The current depth is 3965m with no progress for the week. The drillstring was backed off at 3356m after becoming stuck.	
Planned Total Depth	4481m	
Interest	Santos Group	40.0% WI
	Esenjay	40.0% WI
	KCS Energy	20.0% WI
Operator	Esenjay	

Nearfield Exploration Wells

Naringal 1

Type	Gas Near Field Exploration	
Location	Victoria PEP 154 (Otway Basin), 9.0km WNW of McIntee 1, 10.0km W of Naylor 1, and some 21km NW of the township of Peterborough.	
Status at 0600hrs EST 07/02/02	Well plugged and abandoned, rig de-mobilised. Naringal 1 reached a total depth of 1710m with no progress for the week. The rig was released on 02/02/02.	
Planned Total Depth	1704m	
Interest	Santos Group	90.0%
	Beach Petroleum	10.0%
Operator	Santos Group	

Stokes Central 1

Type	Gas Near Field Exploration	
Location	Queensland ATP 259P (Total 66 Block), 1.7km N of Stokes 4, 1.9km SSE of Stokes North 1 and some 90km ESE of the Moomba Gas Plant.	
Status at 0600hrs 07/02/02	Preparing to run surface casing. The current depth and progress for the week is 822m. Stokes Central 1 spudded on 05/02/02.	
Planned Total Depth	2591m	
Interest	Santos Group	60.0625%
	Delhi	23.20%
	Origin Energy Resources Ltd	16.50%
	Oil Company of Australia	0.2375%
Operator	Santos Group	

Corowa Flank 1

Type	Oil Near Field Exploration	
Location	Offshore Western Australia WA 264P (Barrow Sub-Basin), 1.7km NW of Corowa 1, 20.0km S of the Griffin Field, and some 47km W of Thevenard Island.	
Status at 0600hrs EST 07/02/02	Preparing to cement surface casing. The current depth and progress for the week is 952m. Corowa Flank 1 spudded on 01/02/02.	
Planned Total Depth	1680m	
Interest	Santos Group	66.67%
	Idemitsu	33.33%
Operator	Santos Group	

Enquiries: Dr Graeme Bethune
General Manager - Finance & Investor Relations
ph. 08 8218 5157
fax. 08 8218 5970

During the week ending 7th February 2002 Santos Limited also participated in no appraisal wells and 6 development wells.
A complete list of Santos' drilling activity is available from www.santos.com